B&G Foods, Inc.
Four Gatehall Drive
Parsippany, NJ 07054
Tel: (973) 401-6500
Fax: (973) 630-6550

VIA EDGAR

January 3, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:                    Karl Hiller

Branch Chief

Re:                             B&G Foods, Inc.

Form 10-K for the Fiscal Year ended December 29, 2012

Filed February 26, 2013

File No. 001-32316

Ladies and Gentlemen:

This letter is submitted on behalf of B&G Foods, Inc. (the “Company” or “our company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated December 4, 2013 (the “Comment Letter”).

We appreciate the Staff granting our request to extend the Company’s deadline to respond to the Comment Letter to January 3, 2014.  We have reviewed your comments carefully and set forth our responses below.  For your convenience, we have included above our responses, a copy in italics of the comment to which we are responding.

Comment and Response:

Form 10-K for the Fiscal Year ended December 29, 2012

Note (1) Nature of Operations, page 53

Organization and Nature of Operations, page 53

Comment.  We have read your response to prior comment 1, indicating you do not regard the brands or tiers to be operating segments; you state that “B&G Foods has a centralized management structure that is based upon functional area and not by brands or by tiers of brands.” You explain that although your board of directors and CODM review net sales and allocated EBITDA by brand and tiers of brands, decisions about allocating resources based upon tiers, as occurs for “traditional discretionary advertising and marketing spending,” are made by others that you do not consider to be part of the CODM function. You explain that if the three

Quality Foods Since 1889

Securities and Exchange Commission

January 3, 2014

tiers were deemed to be separate operating segments, similarity amongst the products would allow for aggregation pursuant to FASB ASC 280-10-50-11. However, we understand that your tiers are comprised of brands that are grouped according to profitability or growth potential, and that brands in tier one are contributing more strongly to profitability or are receiving greater investment due to their growth potential than brands in tier two, and that a similar comparison would apply for brands in tier two relative to brands in tier three, which you have described as being “managed for more modest growth and profitability.”

Although we understand that you do not consider your three tiers to be operating segments, and you believe this is consistent with the manner by which you view the CODM function, given the economic distinctions that are prevalent in your grouping of brands within the tiers, we do not see adequate support for your assertion of economic similarity. As you may know, the guidance in FASB ASC 280-10-50-38 and 40 requires revenues to be reported for each product or group of similar products when this information is not part of the reportable operating segment disclosures. As we consider your position on segment reporting, we would like to understand how you would propose to address the revenue-by-product disclosure requirement if more detailed segment information is not provided. We note that you have a variety of product types amongst the brands and therefore expect you have alternatives in grouping products to satisfy this disclosure obligation. However, given the ongoing emphasis placed in your shareholder letters on sales and EBITDA by tier, including growth rates of sales amongst the tiers and some attribution of growth to particular brands within the tiers, it is unclear whether reporting sales based on groups of products other than your three tiers would provide investors comparable insight. Please submit the revisions that you propose.

Response.  For the reasons stated in our prior response letter we continue to believe our company operates as one operating segment.  However, in light of the Staff’s most recent comment letter, we have re-reviewed the guidance in FASB ASC 280-10-50-38 and 40, which requires revenues to be reported for each product or group of similar products when this information is not part of the reportable operating segment disclosures.  Because all of our brands and tiers of brands have similar economic characteristics; products; production processes; types or classes of customers; distribution methods; and regulatory environment, we do not believe grouping our brands by tier or other grouping for purposes of FASB ASC 280-10-50-38 and 40 would provide meaningful information for our investors or analysts.  Although our prior disclosures have provided limited information by tier, the differences between our brands and tiers of brands in terms profitability, growth potential, investment and how the brands are managed are not material to an understanding of our business or how we manage our business.

Therefore, in order to comply with the guidance in FASB ASC 280-10-50-38 and 40, instead of disclosing net sales by groups of brands we propose disclosing in a footnote to our financial statements net sales by individual brand for all of our brands that exceed a certain minimum net sales threshold and then aggregating net sales for the remaining brands.   For our annual report on Form 10-K for the fiscal year ended December 28, 2013, we are contemplating a threshold of approximately 2% of our total net sales (or approximately $15 million of net sales per brand).  Using this threshold for 2013, we would provide net sales by brand for approximately 15 brands (representing approximately 86% of our total net sales) and net sales in the aggregate for our remaining brands.  We would also provide similar information for the prior two years for comparison purposes.  In our quarterly reports on Form 10-Q, we would provide net sales for the current quarter (and year-to-date period) and prior year quarter (and year-to-date period).  We believe this information will be much more useful to our investors and analysts than aggregated

Securities and Exchange Commission

January 3, 2014

information by tier or other grouping.  Among other things, this approach would provide much more detailed disclosure and permit investors and analysts to group our brands in any fashion they see fit.

The net sales by brand disclosure would appear in the footnotes to our annual financial statements substantially as set forth in the chart below.  Similar disclosure would appear quarterly showing current quarter (and year-to-date period) and prior year quarter (and year-to-date period) net sales by brand.

Brand	Fiscal 2013	Fiscal 2012	Fiscal 2011

Ortega
Maple Grove Farms
Cream of Wheat
Mrs. Dash
Polaner
Las Palmas
Pirate Brands
B&G
New York Style
B&M
Underwood
Ac’cent
Emeril’s
Rickland Orchards
Old London
All Other Brands
Total

Comment.  On a related point, we note that in discussing sales on pages 34 and 35 of MD&A you attribute certain amounts to specific brands while also indicating the percentage change in sales of those particular brands. However, you have not associated these brands with any particular tier or provided an explanation for the change as you have done in some shareholder correspondence. We believe that more comprehensive disclosure is necessary in MD&A to comply with Item 303 of Regulation S-K.

Please note the interpretive guidance in FRC §501.12.b.1, emphasizing the importance of providing context or a frame of reference that allows readers to understand the effects of material changes and events, known material trends and uncertainties, and their relative importance. For example, the meaningfulness of reporting changes in sales for individual brands or tiers would be enhanced by also disclosing total sales of those brands or tiers. Similarly, note the interpretive guidance in FRC §501.12.b.3, emphasizing the importance of addressing the indicative value of your reported financial information in the course of identifying material trends, demands, commitments, events and uncertainties. As explained in this guidance, one of the principle objectives of MD&A is to provide information about the quality and potential variability of

Securities and Exchange Commission

January 3, 2014

earnings and cash flows. For example, it would be helpful to disclose the manner by which product investments are made for individual brands or tiers based on brand profitability or growth prospects and to clarify the relationship with growth in sales. Tell us how you propose to address this guidance on MD&A.

Response.  In response to the Staff’s comment requesting that we enhance our MD&A disclosure by providing explanations for the changes in net sales by brand, we note that given the relative stable nature of our business and brand performance, there is often not a material explanation for periodic fluctuations and periodic fluctuations themselves are often not material.  We already provide our investors with information as to how much of our net sales growth is attributable to pricing, volume and acquisitions, which we believe is very useful information for investors trying to understand our financial performance.  That said, we appreciate the Staff’s comment and plan to enhance our MD&A disclosure in the future by including an explanation of fluctuations in net sales for individual brands to the extent material or otherwise useful to an understanding of our annual or quarterly financial performance.

With respect to investments in our brands, periodic changes in our advertising and marketing expenditures and R&D expenditures tend not to be material given that in the aggregate such expenditures for 2013 totaled only approximately $18 million (2.4% of net sales) and $0.8 million (0.1% of net sales), respectively.  And, as we noted in our prior response letter, trade spending decisions (which are our most significant resource allocation excluding acquisitions) are made on a customer by customer and sku by sku basis in response to competitive market forces and are not made on a brand or tier basis.  As a result any discussion of these expenditures in our MD&A is typically presented in the aggregate and not by brand.  However, in response to the Staff’s comment, we plan to include disclosure in our MD&A discussing the impact increases or decreases in advertising and marketing, R&D and trade spending have had on a particular brand if such increases or decreases have  resulted in material changes in a brand’s financial performance.

Lastly, we agree with the Staff’s suggestion that disclosing total net sales by brand would enhance the meaningfulness of our current practice of reporting periodic changes in net sales for individual brands.  Accordingly, we plan to include a cross reference in our MD&A to the total net sales by brand disclosure that we will be adding to our financial statement footnotes as described above.

*               *               *

In connection with the Company’s response to the Comment Letter, the Company acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                              the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 3, 2014

We appreciate the Staff’s comments.  If you have any questions or desire further information regarding the Company’s responses, please contact me at (973) 630-6406.

Sincerely,

/s/ Scott E. Lerner

Scott E. Lerner
Executive Vice President, General Counsel and Secretary

cc:	Michael Fay, Staff Accountant (SEC)
Kimberly Calder, Assistant Chief Accountant (SEC)
David L. Wenner, President and Chief Executive Officer
Robert C. Cantwell, Executive Vice President of Finance and Chief Financial Officer
Kenneth Pressler, Corporate Controller